Exhibit (a)(5)(A)
Envoy Communications Group Inc. Announces Commencement of Substantial Issuer Bid
TORONTO, ON — November 20, 2006 — Envoy Communications Group Inc. (the “Company” or “Envoy”) today announced that it will mail an offer to purchase and issuer bid circular (the “Circular”) to its shareholders today in connection with the commencement of a substantial issuer bid, pursuant to which the Company will offer to purchase up to 7 million of its outstanding common shares. The bid was initially announced on September 15, 2006 in connection with the announcement of the sale of Envoy’s UK holdings. The offer to purchase shares will expire on December 27, 2006 at 5:00 p.m. (Toronto time), unless extended by the Company.
The offer is being made by way of a modified “Dutch Auction” tender offer that will provide shareholders with the opportunity to specify the price, not more than US$2.70 per share and not less than US$2.55 per share, at which they are prepared to sell their common shares to the Company. Based on the number of shares tendered and the prices specified by the tendering shareholders, Envoy will determine the lowest price per share within the range that will enable it to buy 7 million shares properly tendered. Shareholders whose shares are purchased under the offer will be paid the purchase price in cash, without interest, promptly after the expiration date. If the number of shares properly deposited pursuant to the issuer tender offer exceeds 7 million shares, then shares properly deposited at or below the applicable purchase price determined by Envoy will be purchased on a pro rata basis (disregarding fractions) according to the number of shares deposited, subject to certain conditions. Envoy will return all shares not purchased under the tender offer, including shares deposited at prices greater than the maximum purchase price per share, shares not purchased as a result of proration, and shares not accepted for purchase. If the offer is fully taken up, it will represent approximately 36.0% of the currently outstanding shares for a maximum purchase price of approximately US$18.9 million.
The common shares trade on the Nasdaq Capital Market under the symbol ECGI and on the Toronto Stock Exchange under the symbol ECG. As of November 20, 2006, there were 19,421,415 common shares outstanding.
The tender offer is subject to various terms and conditions typical of transactions of this nature, including the obtaining of regulatory exemption rulings, as specified in the Circular.
Envoy has retained Canaccord Capital Corporation to act as dealer manager in connection with the tender offer.
This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Envoy common shares. The solicitation and the offer to buy Envoy common shares is only made pursuant to a separate offer to purchase and issuer bid circular, and related materials. Envoy will file the offer to purchase, issuer bid circular and related documents with Canadian securities regulatory authorities and the Tender Offer Statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”). Shareholders should carefully read the Tender Offer Statement, the offer to purchase and issuer bid circular, the related letter of transmittal and other related materials because they contain important information, including the various terms and conditions of the offer. The offer to purchase and issuer bid circular, the related letter of transmittal and certain other documents have been sent to all holders of Envoy common shares today. The Tender Offer Statement (including the offer to purchase and issuer bid circular, the related letter of transmittal and all other offer documents filed by Envoy with the SEC) will also be available at no charge at the SEC’s website at http://www.sec.gov. and the website of the Canadian securities administrators at www.sedar.com. Shareholders are urged to read these materials carefully prior to making any decision with respect to the tender offer.
About Envoy
Envoy Communications Group Inc. (NASDAQ: ECGI / TSX: ECG) businesses include the Watt Group, an international consumer and retail branding group of companies, and Envoy Capital Group, a merchant banking and financial services company. For more information on Envoy Communications Group Inc., visit our website at www.envoy.to
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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” or “forward-looking information” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events or Envoy’s actual results to be materially different from any events or future results expressed or implied by these statements. Such factors include but are not limited to, the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, volatility in the market price of Envoy’s common shares, there is no assurance that regulatory approvals or exemptions will be obtained or offer conditions will be satisfied, the extent to which holders of common shares determine to tender their shares to any offer, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212
Or contact our investor relations department at:
info@envoy.to